UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Groupon, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

399473107
(CUSIP Number)

David L. Caplan

Partner & General Counsel

Atairos Management L.P.

620 Fifth Avenue

New York, NY 10020

(646) 690-5220

With a Copy to:

William J. Chudd

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4089

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 12, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473107
1.	Names of Reporting Persons. A-G Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,296,300(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Original 13D). See Item 5 of this Amendment No. 1.

CUSIP No. 399473107
1.	Names of Reporting Persons. A-G Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,296,300(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Original 13D). See Item 5 of this Amendment No. 1.

CUSIP No. 399473107
1.	Names of Reporting Persons. Atairos Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,296,300(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Original 13D). See Item 5 of this Amendment No. 1.

CUSIP No. 399473107
1.	Names of Reporting Persons. Atairos Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,296,300(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Original 13D). See Item 5 of this Amendment No. 1.

CUSIP No. 399473107
1.	Names of Reporting Persons. Atairos Partners GP, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,296,300(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Original 13D). See Item 5 of this Amendment No. 1.

CUSIP No. 399473107
1.	Names of Reporting Persons. Michael J. Angelakis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,296,300(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Original 13D). See Item 5 of this Amendment No. 1.

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on April 4, 2016 (the “Original 13D”) relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of Groupon, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 600 West Chicago Avenue, Suite 400, Chicago, IL, 60654.

A-G Holdings, L.P., a Delaware limited partnership (“AGH”), owns $250,000,000 aggregate principal amount of 3.25% Senior Convertible Notes due 2022 of the Company (the “Notes”). The Notes are convertible into cash, shares of Common Stock or a combination of cash and Common Stock, at the Company’s option, at any time prior to the close of business on the scheduled trading day immediately preceding April 1, 2022, at an initial conversion rate of 185.1852 shares of Common Stock per $1,000 principal amount of the Notes (which represents an initial conversion price of approximately $5.40 per share), in each case subject to certain adjustments determined in the manner set forth in the Indenture (as defined in the Original 13D).

Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Original 13D. Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Original 13D.

Item 2. Identity and Background

This Amendment No. 1 is being filed jointly and on behalf of the following persons:

(a)	The term “Reporting Persons” collectively refers to:

•	AGH;

•	A-G Holdings GP, LLC, a Delaware limited liability company (“AGGP”);

•	Atairos Group, Inc. a Cayman Islands exempted company (“Atairos”);

•	Atairos Partners, L.P., a Cayman Islands exempted limited partnership (“AP”);

•	Atairos Partners GP, Inc., a Cayman Islands exempted company (“APGP”); and

•	Michael J. Angelakis, a United States citizen.

(b) The business address of each of the Reporting Persons is: c/o Atairos Management, L.P., 40 Morris Road, Bryn Mawr, PA 19010 with a copy to Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017.

(c) Michael J. Angelakis is the Chairman and Chief Executive Officer of Atairos, an independent private company focused on supporting growth-oriented businesses across a wide range of industries. The board of directors of Atairos and APGP consists of Michael J. Angelakis, Alexander D. Evans, David L. Caplan and Clare McGrory, each of whom is also an executive officer of Atairos and APGP. Current information concerning the identity and background of the directors and executive officers of Atairos and APGP is set forth on Schedule A hereto, which is incorporated by reference in response to Item 2 of this Statement.

Michael J. Angelakis directly or indirectly controls a majority of the voting power of APGP. APGP is the general partner of AP, which is the sole voting shareholder of Atairos. Atairos is the sole member of AGGP and sole limited partner of AGH. AGGP is the general partner of AGH.

(d) During the last five years, none of the Reporting Persons nor any manager, executive officer, or director, as applicable, of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any manager, executive officer, or director, as applicable, of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto. Alexander D. Evans, David L. Caplan and Clare McGrory are each citizens of the United States.

Item 5. Interest in Securities of the Issuer

(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Subject to the terms of the Indenture and the Investment Agreement, the Reporting Persons are the beneficial owners of 46,296,300 shares of Common Stock, which represents the number of shares of Common Stock issuable upon conversion of the Notes if the Company elects to settle its conversion obligation solely through shares of Common Stock at the initial conversion rate described above. Such number of shares of Common Stock represent 7.5% of the shares of Common Stock outstanding based on 572,189,761 shares of Common Stock outstanding as of July 25, 2016 (exclusive of shares of Common Stock issuable pursuant to equity awards granted under the Company’s equity plans), which number the Company reported in its quarterly report on Form 10-Q/A for the quarter ended June 30, 2016 (the “10-Q/A”).

As a result of the Voting Agreement, the Reporting Persons may be deemed to be members of a “group” with the parties to the Voting Agreement, including Eric Lefkofsky (“Lefkofsky”), Bradley Keywell (“Keywell”), New Enterprise Associates 12, Limited Partnership (“NEA”), and certain of their respective affiliates. As of April 1, 2016, based on the Issuer’s preliminary proxy filed with the U.S. Securities and Exchange Commission (“SEC”) on April 8, 2016 (the “Proxy”), (i) Lefkofsky and certain of his affiliates beneficially own 102,339,711 shares of Common Stock and 999,984 shares of the Company’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), (ii) Keywell and certain of his affiliates beneficially own 30,420,104 shares of Common Stock and 400,008 shares of Class B Common Stock, and (iii) NEA owned 43,984,956 shares of Common Stock. Additionally, as of March 31, 2016, New Enterprise Associates, LLC, an affiliate of NEA, beneficially owned 21,380 shares of Common Stock, which number such person represented and warranted to AGH in the Voting Agreement.

On June 8, 2016, based on Amendment No. 1 to NEA’s 13D filed with the SEC on June 10, 2016 (“NEA 13D/A1”), NEA 12 engaged in a stock distribution of 11,000,000 shares of the Issuer’s Common Stock to its partners for no consideration (“Distribution 1”). Subsequently, on August 11, 2016, based on Amendment No. 2 to NEA’s 13D filed with the SEC on August 12, 2016 (“NEA 13D/A2”, together with NEA 13D/A1, the “NEA 13D/As”), NEA 12 engaged in a stock distribution of 12,984,956 shares of the Issuer’s Common Stock to its partners for no consideration (“Distribution 2”, together with Distribution 1, the “Distributions”). As a result of the Distributions, as of August 12, 2016, based on the NEA 13D/As, NEA beneficially owns 20,000,000 shares of Common Stock. Additionally, as of August 11, 2016, based on the NEA 13D/A2, New Enterprise Associates, LLC, an affiliate of NEA, beneficially owns 730,349 shares of Common Stock.

As a result of the Voting Agreement, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other parties to the Voting Agreement, which represent 154,890,156 shares of Common Stock (consisting of 153,490,164 shares of Common Stock and 1,399,992 shares of Common Stock issuable to certain affiliates of Lefkofsky and Keywell upon the conversion of 1,399,992 shares of Class B Common Stock), or approximately 25.0% of the shares of Common Stock outstanding based on 572,189,761 shares of Common Stock outstanding as of July 25, 2016, which number the Company reported in its 10-Q/A.

(b) Each Reporting Person has shared voting power and shared dispositive power of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) Except as set forth in this Amendment No.1, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Amendment No.1.

(e) Not applicable.

The information set forth in Items 4 and 6 of the Original 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, of the Reporting Persons, dated as of April 14, 2016, among the Reporting Persons (filed as Exhibit 1 to the Original 13D (SEC File No. 005-86655), filed on April 14, 2016 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2016.

A-G HOLDINGS, L.P.

By:	A-G HOLDINGS GP, LLC, its general partner

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

A-G HOLDINGS GP, LLC

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

ATAIROS GROUP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President and General Counsel

ATAIROS PARTNERS, L.P.

By:	ATAIROS PARTNERS GP, INC., its general partner

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

ATAIROS PARTNERS GP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

[Signature Page to Schedule 13D/A – Groupon, Inc.]

MICHAEL J. ANGELAKIS

By:	/s/ Michael J. Angelakis

[Signature Page to Schedule 13D/A – Groupon, Inc.]